UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Levi Strauss & Co.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

52736R102
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	52736R102

1	Names of Reporting Persons
Alison F. Geballe
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,639,460 Shares (See Item 4(a) below*)
	6	Shared Voting Power
2,364,900 Shares (See Item 4(a) below*)
	7	Sole Dispositive Power
3,639,460 Shares (See Item 4(a) below*)
	8	Shared Dispositive Power
2,364,900 Shares (See Item 4(a) below*)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,004,360 Shares (See Item 4(a) below*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.69% (See Item 4(b) below*)
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: Levi Strauss & Co. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1155 Battery Street, San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing:

Alison F. Geballe

(b)	Address of Principal Business Office or, if None, Residence:

The address of Reporting Person is: c/o Eucalyptus Associates, 567 Ruger Street, San Francisco, CA 94129

(c)	Citizenship:

Alison Geballe is a citizen of the United States.

(d)	Title and Class of Securities:

Class A Common Stock

(e)	CUSIP No.:

52736R102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N.A.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

(i) As of December 31, 2019, (i) 3,157,700 shares of Class B Common Stock were held of record by the Alison F. Geballe Revocable Trust dated 12/19/2008, for which Ms. Geballe serves as sole trustee, (ii) 260,200 shares of Class B Common Stock were held of record by the Geballe Grandchildren’s Trusts dated 9/5/1989, for which Ms. Geballe serves as trustee, (iii) 70,060 shares of Class B Common Stock were held of record by the Trust dated 8/4/1991, for which Ms. Geballe serves as trustee and (iv) 151,500 shares of Class B Common Stock were held of record by the Trust dated 12/27/1996, for which Ms. Geballe serves as trustee. Ms. Geballe holds sole voting and dispositive power, in her capacity as trustee, of the shares of Class B Common Stock referred to in this paragraph (a)(i).

(ii) As of December 31, 2019, 2,364,900 shares of Class B Common Stock were held of record by the Frances K. Geballe Administrative Trust dated 5/9/2007, for which Ms. Geballe serves as a co-trustee. Ms. Geballe shares voting and dispositive power, in her capacity as a co-trustee, of the shares of Class B Common Stock referred to in this paragraph (a)(ii).

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion and transfer.

Ms. Geballe expressly disclaims “beneficial” ownership of all shares of Class B Common Stock referred to in this Item 4, except for those shares owned of record by the Alison F. Geballe Revocable Trust dated 12/19/2008.

(b)	Percent of Class:

9.69%

The ownership percentage is calculated based on 55,957,950 shares of Class A Common Stock outstanding as of December 31, 2019, plus the assumed conversion of 6,004,360 shares of Class B Common Stock deemed beneficially owned by Ms. Geballe into shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 3,639,460 shares

	(ii)	Shared power to vote or to direct the vote: 2,364,900 shares

	(iii)	Sole power to dispose or to direct the disposition of: 3,639,460 shares

	(iv)	Shared power to dispose or to direct the disposition of: 2,364,900 shares

Item 5.	Ownership of Five Percent or Less of a Class.

N.A.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N.A.

Item 8.	Identification and classification of members of the group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certifications.

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Alison F. Geballe
Alison F. Geballe

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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